BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company” - BM&FBovespa: BRFS3; NYSE: BRFS), informs its shareholders and the market that as a result of (i) an extraordinary meeting of the Company´s Board of Directors; and (ii) an extraordinary shareholders’ meeting of SHB Comércio e Industria de Alimentos S.A. (“SHB”), both held on October 28, 2016, approval was given to the assignment and promise of assignment, by the Company and/or by SHB, of certain agribusiness credit rights arising from exports contracted by the Company, with BRF Global GmbH, and/or by SHB, with BRF FOODS GmbH, in favor of Vert Companhia Securitizadora (“Agribusiness Credits” and “Securitization Company”, respectively)

The Agribusiness Credits were bound to the certificates of agribusiness receivables of the 1st and 2nd series of the 1st issuance of the Securitization Company, under the terms of Law No. 11.076, dated December 30, 2004, as amended, which were subject to the public distribution held under the Brazilian Securities Commission (“CVM”) Rule No. 414, dated December 30, 2004, as amended, and under CVM Rule No. 400, dated December 29, 2003, as amended (“CRA” and “Offering”, respectively)

The Offering was successfully completed in December 22, 2016, reaching the amount of R$ 1.5 billion, with a credit rating of brAAA (sf) by Standard & Poor’s Ratings do Brasil Ltda. The CRA of the 1st series will pay annual interests equivalent to 96.00% of the DI Rate; the CRA of the 2nd series will be adjusted by the IPCA index and will pay annual interests equivalent to 5.8970%.

São Paulo, December 22, 2016.

José Alexandre Carneiro Borges

Chief Financial and Investor Relations Officer